Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 1114)

REDESIGNATION OF DIRECTOR
AND
APPOINTMENT OF AUTHORIZED REPRESENTATIVE AND COMPANY SECRETARY

The Board announces that effective 20th June, 2005:

—	Mr. Hong Xing will cease to act as an Executive Director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of the Company;

—	Mr. Lei Xiaoyang, a Non-executive Director, is redesignated as an Executive Director and appointed as the authorized representative of the Company; and

—	Ms. Lam Yee Wah Eva is appointed as the Company Secretary of the Company.

Reference is made to the announcement made by Brilliance China Automotive Holdings Limited (the “Company”) dated 10th May, 2005 (the “Announcement”). As disclosed in the Announcement, on 10th May, 2005, due to personal reasons, Mr. Hong Xing has tendered his resignation as an Executive Director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of the Company effective 20th June, 2005.

The board (the “Board”) of directors (the “Directors”) of the Company announces that effective 20th June, 2005:

—	Mr. Hong Xing will cease to act as an Executive Director, Vice Chairman, Executive Vice President, Company Secretary and authorized representative of the Company;

—	Mr. Lei Xiaoyang, a Non-executive Director, is redesignated as an Executive Director and appointed as the authorized representative of the Company; and

—	Ms. Lam Yee Wah Eva is appointed as the Company Secretary of the Company.

Redesignation of Director

Mr. Lei Xiaoyang, a Non-executive Director, is redesignated as an Executive Director and appointed as the authorized representative of the Company effective 20th June, 2005. The following is the biography of Mr. Lei Xiaoyang.

Mr. Lei Xiaoyang, age 48, has been a Non-executive Director since June 2003. Mr. Lei has served as the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen Automotive Group Holdings Company Limited (“Huachen”) since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering degree from the Shenyang Polytechnic University and a Master of Science degree from Liaoning University as well as a Master of Business Administration degree from Roosevelt University.

Mr. Lei has not held any directorship in any listed public companies in the past three years.

As at the date of this announcement, Mr. Lei was not interested or deemed to be interested in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Other than the relationship arising from his being a Non-executive Director, Deputy Chief Economist and General Manager of the Department of Asset Operations in Huachen, the substantial shareholder of the Company, Mr. Lei does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

No service agreement has been entered into between the Company and Mr. Lei Xiaoyang. Mr. Lei has not been appointed for a specific term but is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-Laws of the Company. The emoluments of Mr. Lei are determined by the Board with reference to the standard remuneration benchmarks in the automobile industry and the prevailing market conditions.

Appointment of Company Secretary

Ms. Lam Yee Wah Eva is appointed as the Company Secretary of the Company effective 20th June, 2005. Ms. Lam is an associate of The Hong Kong Institute of Company Secretaries and an associate of The Institute of Chartered Secretaries and Administrators.

As at the date of this announcement (given that the resignation of Mr. Hong Xing and the redesignation of Mr. Lei Xiaoyang will become effective on 20th June, 2005), the Board comprises three Executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Lin Xiaogang and Mr. Hong Xing; two Non-executive Directors, Mr. Wu Yong Cun and Mr. Lei Xiaoyang; and three Independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 17th June, 2005

* for identification purposes only